Vanguard Institutional Index Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	1,022,675,273	29,084,695	97.2%
Emerson U. Fullwood	1,022,589,162	29,170,807	97.2%
Amy Gutmann	1,022,485,898	29,274,071	97.2%
JoAnn Heffernan Heisen	1,022,596,459	29,163,510	97.2%
F. Joseph Loughrey	1,022,659,628	29,100,341	97.2%
Mark Loughridge	1,022,754,831	29,005,138	97.2%
Scott C. Malpass	1,022,570,307	29,189,661	97.2%
F. William McNabb III	1,022,529,651	29,230,318	97.2%
Deanna Mulligan	1,021,979,981	29,779,988	97.2%
André F. Perold	1,021,568,866	30,191,102	97.1%
Sarah Bloom Raskin	1,021,945,540	29,814,428	97.2%
Peter F. Volanakis	1,022,632,821	29,127,147	97.2%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Index Fund	409,813,962	27,254,225	9,981,179	69,675,376	79.3%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Total Stock Market Index Fund	515,409,756	7,058,070	2,521,671	10,045,730	96.3%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For

Institutional Index Fund	410,571,346	27,615,209	8,862,810	69,675,376	79.5%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Total Stock Market Index Fund	515,711,812	7,164,229	2,113,456	10,045,730	96.4%

Proposal 6 – Adopt the Funds' Service Agreement for Institutional Index Fund.
The Fifth Amended and Restated Funds' Service Agreement sets forth the advisory, administration, and distribution arrangements the funds have with Vanguard.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Index Fund	411,273,259	22,961,669	3,889,391	78,600,423	79.6%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Total Stock Market Index Fund	506,293,843	7,709,909	10,985,744	10,045,730	94.6%

Shareholders of Institutional Index Fund did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Institutional Index Fund	74,306,485	62,208,776	301,609,057	78,600,423	14.4%